EXHIBIT 99.4

Liggett Group LLC and
Subsidiaries
Condensed Consolidated Financial Statements
As of March 31, 2016 and December 31, 2015, and
for the three months ended March 31, 2016
and 2015
(Unaudited)

Liggett Group LLC and Subsidiaries
Index
March 31, 2016 and December 31, 2015

Liggett Group LLC and Subsidiaries
Condensed Consolidated Balance Sheets
March 31, 2016 and December 31, 2015
(in thousands of dollars)
(Unaudited)

	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$6,868	$377
Accounts receivable
Trade, less allowances of $268 and $288, respectively	7,660	8,584
Due from related parties	143	3,546
Other	586	1,029
Inventories, net	83,321	78,818
Income tax receivable from related party	—	4,984
Restricted assets	7,972	7,539
Other current assets	2,792	2,511
Total current assets	109,342	107,388
Property, plant and equipment, net	46,092	47,265
Prepaid pension costs	20,976	20,650
Restricted assets	13,170	10,590
Deferred income taxes, net	359	1,566
Other assets	9,147	9,136
Total assets	$199,086	$196,595
The accompanying notes are an integral part of these condensed consolidated financial statements.

Liggett Group LLC and Subsidiaries
Condensed Consolidated Balance Sheets (continued)
March 31, 2016 and December 31, 2015
(in thousands of dollars)
(Unaudited)

	March 31, 2016	December 31, 2015
Liabilities and Member's Investment
Current liabilities
Notes payable and debt	$4,679	$5,521
Revolving credit facility	21,157	3,213
Current payments due under the Master Settlement Agreement	23,692	15,945
Current portion of employee benefits	914	914
Due to related parties	369	588
Accounts payable — trade	4,312	8,760
Accrued promotional expenses	13,832	15,051
Other accrued taxes, principally excise taxes	18,167	24,991
Allowance for sales returns	4,832	4,814
Litigation accruals	7,686	22,904
Income taxes payable to related party	5,790	—
Other current liabilities	3,410	5,512
Total current liabilities	108,840	108,213
Notes payable and debt, less current portion	6,815	7,519
Non-current employee benefits	15,704	16,003
Payments due under the Master Settlement Agreement	18,608	18,608
Litigation accruals	22,034	24,718
Other liabilities	153	172
Total liabilities	172,154	175,233
Commitments and contingencies (Note 6)
Member's investment
Contributed capital	—	—
Accumulated other comprehensive loss	(14,550)	(14,706)
Retained earnings	36,513	31,120
Total Liggett Group LLC member's investment	21,963	16,414
Non-controlling interest	4,969	4,948
Total member's investment	26,932	21,362
Total liabilities and member's investment	$199,086	$196,595

The Member's investment is pledged as collateral for Liggett Group LLC’s guarantee of Vector Group Ltd's debt (see Note 9).

The accompanying notes are an integral part of these condensed consolidated financial statements.

Liggett Group LLC and Subsidiaries
Condensed Consolidated Statements of Operations
Three Months Ended March 31, 2016 and 2015
(in thousands of dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenues *	$206,552	$210,668
Expenses
Cost of goods sold *	127,334	144,765
Litigation judgment and settlement charges	2,350	843
Operating, selling, administrative and general expenses **	16,060	16,387
Restructuring charges	41	—
Management fees paid to Vector Group Ltd.	2,537	2,437
Operating income	58,230	46,236
Other income (expense)
Interest income	8	1
Interest expense	(959)	(991)
Income before income taxes	57,279	45,246
Income tax expense	(21,886)	(17,221)
Net income	35,393	28,025
Net income attributable to non-controlling interest	—	—
Net income attributable to Liggett Group LLC	$35,393	$28,025

*
Revenues and cost of goods sold include federal excise taxes of $72,550 and $76,638 for the three months ended March 31, 2016 and 2015, respectively. Revenues also include $23,280 and $24,890 from a manufacturing agreement with a related party for the three months ended March 31, 2016 and 2015, respectively. Cost of goods sold include $22,750 and $24,277, from this manufacturing agreement with a related party for the three months ended March 31, 2016 and 2015, respectively. Federal excise taxes included in revenues and cost of sales associated with the manufacturing agreement were $17,454 and $18,147 for the three months ended March 31, 2016 and 2015, respectively.

**
Operating, selling, administrative and general expenses have been reduced by $1,000 and $1,500 for the three months ended March 31, 2016 and 2015, respectively, for reimbursements received from related parties.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Liggett Group LLC and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
Three Months Ended March 31, 2016, and 2015
(in thousands of dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net income	$35,393	$28,025

Change in forward contracts	9	16

Net change in pension-related amounts
Amortization of loss	260	171
Net change in pension-related amounts	260	171

Income tax effect on:
Forward contracts	(3)	(6)
Pension-related amounts	(110)	(64)
Income tax provision on other comprehensive income	(113)	(70)

Other comprehensive income, net of tax	156	117
Comprehensive income	35,549	28,142
Comprehensive income attributable to non-controlling interest	—	—
Comprehensive income attributable to Liggett Group LLC	$35,549	$28,142

The accompanying notes are an integral part of these condensed consolidated financial statements.

Liggett Group LLC and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Three Months Ended March 31, 2016 and 2015
(in thousands of dollars)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Net cash provided by operating activities	$25,786	$48,307
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	—	3
Increase in restricted assets	(3,014)	(6,932)
Increase in cash surrender value of life insurance policies	(62)	(48)
Capital expenditures	(2,618)	(956)
Net cash used in investing activities	(5,694)	(7,933)
Cash flows from financing activities
Repayments of debt	(1,545)	(1,797)
Deferred finance charges	—	(585)
Borrowings under revolving credit facility	59,426	107,668
Repayments under revolving credit facility	(41,482)	(110,792)
Distributions to Vector Group Ltd.	(30,000)	(24,000)
Net cash used in financing activities	(13,601)	(29,506)
Net increase in cash and cash equivalents	6,491	10,868
Cash and cash equivalents
Beginning of period	377	445
End of period	$6,868	$11,313
The accompanying notes are an integral part of these condensed consolidated financial statements.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

1.	Summary of Significant Accounting Policies

(a) Basis of Presentation

Liggett Group LLC (“Liggett” or the “Company”) is a wholly-owned subsidiary of VGR Holding LLC (“VGR”), all of whose membership interests are owned by Vector Group Ltd. (“Vector” or “Parent”). Liggett is principally engaged in the manufacture and sale of discount cigarettes in the United States. Certain management and administrative functions are performed by affiliates (see Note 9).

Liggett Vector Brands LLC ("Liggett Vector Brands"), a company affiliated through common ownership, coordinates and executes the sales, marketing, administration and manufacturing efforts along with certain support functions for all of Vector’s tobacco operations under the terms of a contract expiring December 31, 2017 and subject to automatic annual renewal. As provided for in the contract, the sales, marketing, manufacturing, distribution, and administrative expenses of Liggett Vector Brands have been allocated to Liggett in 2016 and 2015. As the primary beneficiary of these support functions, Liggett has consolidated Liggett Vector Brands within these financial statements.

Liggett is a guarantor of the 7.75% Senior Secured Notes due 2021 ("Senior Secured Notes") issued by Vector and has pledged its member's interests as collateral. Liggett's consolidated balance sheets, consolidated statements of operations, and consolidated statements of comprehensive income as of March 31, 2016 and December 31, 2015, and for the three months ended March 31, 2016 and March 31, 2015, do not reflect any amounts related to the Senior Secured Notes (see Note 9).

The accompanying unaudited, interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and, in management's opinion, contain all adjustments, consisting only of normal recurring items, necessary for a fair presenation of the results for the periods presented. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. These condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto included as an exhibit in Vector's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Securities and Exchange Commission. The condensed consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, member's investment and cash flows in the future or what its results of operations, financial position, member's investment and cash flows would have been had the Company been a stand-alone company during the periods presented.

Vector and VGR are holding companies and, as a result, do not have any operating activities that generate material revenues or cash flows. Accordingly, Vector relies on distributions from VGR and its other subsidiaries and investments, and VGR relies on distributions from its other subsidiaries, including Liggett, in order to fund its operations and meet its obligations. Vector has certain debt outstanding that requires interest and principal payments during the life of such debt. Interest and principal to service the debt is expected to be funded by Vector’s cash and cash equivalents, investments, the operations of Vector’s subsidiaries, including Liggett, and proceeds, if any, from Vector’s future financings. During the three months ended March 31, 2016 and 2015, Liggett distributed of $30,000 and $24,000, respectively, to VGR.

(b) Principles of Consolidation

The condensed consolidated financial statements include the accounts of Liggett, its wholly-owned subsidiaries (Eve Holdings LLC, 100 Maple LLC ("Maple") and Liggett & Myers Holdings Inc), and its consolidated variable interest entity Liggett Vector Brands. All intercompany balances and transactions have been eliminated.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

(c) Revenue Recognition

Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is fixed or determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries (for example, federal excise taxes). Certain sales incentives, including promotional price discounts, are classified as reductions of net sales. The Company includes federal excise taxes in revenues and cost of goods sold.

Since the Company’s line of business is tobacco, the Company’s financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines at the Company and industry levels, regulation, litigation and defense costs, increased excise taxes and other competitive pressures in the U.S. cigarette industry.

(d) Income Taxes

Liggett’s federal income tax provision and related deferred income tax amounts are determined under a tax sharing agreement with Vector. The Company and its subsidiaries are included in the consolidated federal tax return with Vector and its other U.S. subsidiaries.
The Company accounts for income taxes under the liability method and in accordance with the terms of the tax sharing agreement with Vector . The Company records deferred taxes for the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. A current tax provision is recorded for income taxes currently payable.

The Company, as a single-member limited liability company is a disregarded entity for federal income tax purposes; thus its operations are included in the income tax returns of Vector.  The Company records its income tax provision pursuant to its tax sharing arrangement with its parent company on a U.S. Generally Accepted Accounting Principles ("GAAP") income before tax basis, and in accordance with the terms of such agreement, no federal deferred tax assets or deferred liabilities are recorded.  Further, in accordance with the agreement, for state and local purposes, the Company records deferred tax assets and liabilities.   If the Company were to record a federal deferred income tax provision, it would record a $1.6 million federal deferred tax liability.

The Company accounts for uncertainty in income taxes by recognizing the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

(e) Distributions

The Company records distributions on its member's investment in its consolidated statement of member's investment to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction of contributed capital.

(f) New Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 modifies GAAP by requiring the following, among others: (1) all excess tax benefits and tax deficiencies are to be recognized as income tax expense or benefit on the income statement (excess tax benefits are recognized regardless of whether the benefit reduces taxes payable in the current period); (2) excess tax benefits are to be classified along with other income tax cash flows as an operating activity in the statement of cash flows; (3) in the area of forfeitures, an entity can still follow the current U.S. GAAP practice of making an entity-wide accounting

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

policy election to estimate the number of awards that are expected to vest or may instead account for forfeitures when they occur; and (4) classification as a financing activity in the statement of cash flows of cash paid by an employer to the taxing authorities when directly withholding shares for tax withholding purposes. ASU 2016-09 is effective for the Company's fiscal year beginning January 1, 2017, including interim periods. Early application is permitted. The Company is currently assessing the impact that the adoption of ASU 2016-09 will have on the Company's condensed consolidated financial statements.
In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which did not change the principle of guidance in Revenue from Contracts with Customers (Topic 606), (“ASU 2014-09”), which was issued in May 2014 and outlined a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and, upon adoption, will supersede most current revenue recognition guidance, including industry-specific guidance. Under ASU 2014-09 and ASU 2016-08, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amendments in ASU 2016-08 are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations and whether an entity reports revenue on a gross or net basis. The Company is currently evaluating the method and impact the adoption of ASU 2016-08 and ASU 2014-09 will have on the Company's condensed consolidated financial statements. The new standards are effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning subsequent to December 15, 2016. The new standard is required to be applied retrospectively to each prior reporting period presented or with the cumulative effect of initially applying it recognized at the date of initial application. The Company has not yet selected a transition method and it has not determined the impact of the new standard on its condensed consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2015-17, Leases. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect that this guidance will have on its condensed consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments--Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company is evaluating the effect that this guidance will have on its condensed consolidated financial statements.

(g) Subsequent Events

On May 9, 2016, Vector completed the sale of an additional $235,000 of its 7.75% Senior Secured Notes due 2021 (the “New Notes”) to qualified institutional buyers in accordance with Rule 144A and to persons outside the United States in compliance with Regulation S in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The New Notes were issued under an indenture, dated as of February 12, 2013, among Vector, the subsidiaries of Vector party thereto as note guarantors including Liggett and U.S. Bank National Association as trustee, as supplemented by the first supplemental indenture, dated as of September 10, 2013, the second supplemental indenture, dated as of April 15, 2014, the third supplemental indenture, dated as of February 20, 2015, and

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

the fourth supplemental indenture, dated as of May 9, 2016 (as so supplemented, the “Indenture”). The New Notes were issued as additional notes under the Indenture pursuant to which, on February 12, 2013, Vector issued $450,000 aggregate principal amount of 7.750% Senior Secured Notes due 2021 and on April 15, 2014 Vector issued an additional $150,000 aggregate principal amount of 7.750% Senior Secured Notes due 2021, (together, the “Existing Notes”).
In connection with the issuance of the New Notes, Vector entered into a Registration Rights Agreement. Vector agreed to consummate a registered exchange offer for the New Notes within 360 days after the date of the initial issuance of the New Notes. After registration, the New Notes will have the same terms except issue date and purchase price and will be treated as the same series as the Existing Notes. Vector will be required to pay additional interest on the New Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.
The New Notes are fully and unconditionally guaranteed, subject to certain customary automatic release provisions, on a joint and several basis by all of the domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Liggett. Liggett’s condensed consolidated balance sheets, condensed consolidated statements of operations, and condensed consolidated statements of member’s investment as of March 31, 2016 and December 31, 2015, and for each of the three months in the periods ended March 31, 2016 and March 31, 2015, do not reflect any amounts related to the Existing Notes or New Notes.
Liggett has evaluated transactions for consideration as subsequent events through June 1, 2016 for purposes of disclosure of unrecognized subsequent events.

2.	Inventories

Inventories consist of the following:

	March 31, 2016	December 31, 2015
Leaf tobacco	$51,035	$49,856
Other raw materials	3,389	3,525
Work-in-process	918	789
Finished goods	56,463	53,632
Inventories at current cost	111,805	107,802
LIFO adjustment	(28,484)	(28,984)
Inventories, net	$83,321	$78,818
The Company's inventories excluding amounts related to Master Settlement Agreement ("MSA") cost and federal excise taxes, at March 31, 2016 and December 31, 2015 have been reported under the LIFO method. The $28,484 LIFO adjustment, as of March 31, 2016, decreases the cost of current inventories by $19,363 for leaf tobacco, $643 for other raw materials, $33 for work-in-process and $8,445 for finished goods. The $28,984 LIFO adjustment, as of December 31, 2015, decreases the cost of current inventories by $19,863 for leaf tobacco, $643 for other raw materials, $33 for work-in-process and $8,445 for finished goods.
The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated needs and are at prices, including carrying costs, established at the date of the commitment. Liggett had purchase commitments of approximately $24,397 at March 31, 2016. The Company entered into a single source supply agreement for fire safe cigarette paper through 2019.
The Company capitalizes the incremental cost of the MSA in ending inventory. Liggett capitalizes in inventory that portion of its MSA liability related to cigarettes shipped to public warehouses but not sold. The amount of capitalized MSA cost in "Finished goods" inventory was $12,774 and $13,221 as of March 31, 2016 and December 31, 2015, respectively. Federal Excise Tax in inventory was $20,133 and $19,631 as of March 31, 2016 and December 31, 2015, respectively.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

3.    Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31, 2016	December 31, 2015
Land and land improvements	$1,442	$1,442
Buildings	16,825	16,776
Machinery and equipment	138,550	139,397
Property, plant and equipment	156,817	157,615
Less accumulated depreciation	(110,725)	(110,350)
Property, plant and equipment, net	$46,092	$47,265

Depreciation expense for the three months ended March 31, 2016, and 2015 was $2,440, and $2,936, respectively. Machinery and equipment purchase commitments were $765 at March 31, 2016.

4.    Employee Benefits Plans

The following table summarizes key information related to the Company's pension plans and other postretirement benefits:

	Pension Benefits		Other Postretirement Benefits
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2016	2015	2016	2015
Service cost — benefits earned during the period	$88	$88	$1	$2
Interest cost on projected benefit obligation	989	1,094	97	93
Expected return on assets	(1,519)	(1,925)	—	—
Amortization of net loss (gain)	260	196	(19)	(24)
Net (income) expense	$(182)	$(547)	$79	$71

5.    Notes Payable and Debt

Notes payable and debt consists of the following:

	March 31, 2016	December 31, 2015
Borrowings under revolving credit facility	$21,157	$3,213
Term loan under revolving credit facility	3,220	3,269
Equipment loans	8,227	9,716
Other	47	55
	32,651	16,253
Less current maturities	(25,836)	(8,734)
Amount due after one year	$6,815	$7,519

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Revolving Credit Facility and Term Loan Under Credit Facility:

As of March 31, 2016, $24,377 was outstanding under the revolving and term loan portions of the credit facility. Availability as determined under the credit facility was $35,623 based on eligible collateral at March 31, 2016. At March 31, 2016, management believed that Liggett was in compliance with all covenants under the credit facility.

The term of the credit facility expires on March 31, 2020. Prime rate loans under the credit facility bear interest at a rate equal to the greatest of (i) the Federal Funds rate plus 0.50%, (ii) LIBOR plus 1.0% and (ii) the prime rate of Wells Fargo. LIBOR rate loans under the credit facility bear interest at a rate equal to LIBOR plus 2.25%. The interest rate applicable to this credit facility at March 31, 2016 and December 31, 2015 was 2.67% and 2.70%, respectively.

Fair Value of Notes Payable and Long-Term Debt:

	March 31, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Notes payable and long-term debt	$32,651	$32,678	$16,253	$16,246

Notes payable and long-term debt are carried on the balance sheet at amortized cost. The fair value determination disclosed above would be classified as Level 2 under the fair value hierarchy disclosed in Note 7 if such liabilities were recorded on the consolidated balance sheet at fair value. The estimated fair value of the Company's notes payable and long-term debt has been determined by the Company using available market information and appropriate valuation methodologies. The carrying value of the credit facility and term loan is equal to the fair value. The fair value of the equipment loans and other obligations was determined by calculating the present value of the required future cash flows. However, considerable judgment is required to develop the estimates of fair value and, accordingly, the estimate presented herein are not necessarily indicative of the amount that could be realized in a current market exchange.

6.    Contingencies

Tobacco-Related Litigation:

Overview. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. The cases have generally fallen into the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs (“Individual Actions”); (ii) lawsuits by individuals requesting the benefit of the Engle ruling (“Engle progeny cases”); (iii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring, as well as cases alleging that use of the terms “lights” and/or “ultra lights” constitutes a deceptive and unfair trade practice, common law fraud or violation of federal law, purporting to be brought on behalf of a class of individual plaintiffs (“Class Actions”); and (iv) health care cost recovery actions brought by various foreign and domestic governmental plaintiffs and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits (“Health Care Cost Recovery Actions”). With the commencement of new cases, the defense costs and the risks relating to the unpredictability of litigation increase. The future financial impact of the risks and expenses of litigation are not quantifiable. For the three months ended March 31, 2016 and 2015, Liggett incurred tobacco product liability legal expenses and costs totaling $4,171 and $2,555, respectively. The tobacco product liability legal expenses and costs are included in the operating, selling, administrative and general expenses and litigation settlement and judgment expense line items in the Condensed Consolidated Statements of Operations.
Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending cases. Management reviews on a quarterly basis with counsel all pending litigation and evaluates the probability of a loss being incurred and whether an estimate can be made of the possible loss or range of loss that could result from an unfavorable outcome. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. Damages awarded in tobacco-related litigation can be significant.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Bonds. Although Liggett has been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts are on appeal, there remains a risk that such relief may not be obtainable in all cases. This risk has been reduced given that a majority of states now limit the dollar amount of bonds or require no bond at all. To obtain stays on judgments pending current appeals of the Putney, Calloway, Buchanan, Lambert, Boatright and Ward cases Liggett, as of March 31, 2016, has secured approximately $15,767 in bonds.
In June 2009, Florida amended its existing bond cap statute by adding a $200,000 bond cap that applies to all Engle progeny cases in the aggregate and establishes individual bond caps for individual Engle progeny cases in amounts that vary depending on the number of judgments in effect at a given time. In several cases, plaintiffs challenged the constitutionality of the bond cap statute, but to date the courts have upheld the constitutionality of the statute. It is possible that the Company’s consolidated financial position, results of operations, and cash flows could be materially adversely affected by an unfavorable outcome of such challenges.
Accounting Policy. The Company and its subsidiaries record provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as disclosed in this Note 6: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to reasonably estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.
Cautionary Statement About Engle Progeny Cases. Judgments have been entered against Liggett and other industry defendants in Engle progeny cases. A number of the judgments have been affirmed on appeal and satisfied by the defendants. As of March 31, 2016, 24 Engle progeny cases where Liggett was a defendant at trial resulted in verdicts. Fifteen verdicts were returned in favor of the plaintiffs (although in two of these cases (Irimi and Cohen) the court granted defendants' motion for a new trial) and nine in favor of Liggett. In four of the cases, punitive damages were awarded against Liggett (although in Calloway, the punitive damages award was reversed and remanded to the trial court). In certain cases, the judgments were entered jointly and severally with other defendants and Liggett may face the risk that one or more co-defendants decline or otherwise fail to participate in the bonding required for an appeal or to pay their proportionate or jury-allocated share of a judgment. As a result, Liggett under certain circumstances may have to pay more than its proportionate share of any bonding or judgment related amounts. Several of the judgments remain on appeal. Except as discussed in this Note 6 regarding the cases where an adverse verdict was entered against Liggett and that remain on appeal, management is unable to estimate the possible loss or range of loss from the remaining Engle progeny cases as there are currently multiple defendants in each case and, in most cases, discovery has not occurred or is limited. As a result, the Company lacks information about whether plaintiffs are in fact Engle class members (non-class members’ claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages.
Although Liggett has generally been successful in managing litigation, litigation is subject to uncertainty and significant challenges remain, including with respect to the remaining Engle progeny cases. There can be no assurances that Liggett’s past litigation experience will be representative of future results. Judgments have been entered against Liggett in the past, in Individual Actions and Engle progeny cases, and several of those judgments were affirmed on appeal and satisfied by Liggett. It is possible that the consolidated financial position, results of operations and cash flows of the Company could be materially adversely affected by an unfavorable outcome or settlement of any of the remaining smoking-related litigation. Liggett believes, and has been so advised by counsel, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended, however, Liggett has entered into settlement discussions in individual cases or groups of cases, where Liggett has determined it was in its best interest to do so, and it may continue to do so in the future, including the remaining Engle progeny cases. In October 2013, Liggett announced a settlement of the claims of over 4,900 Engle progeny plaintiffs (see Engle Progeny Settlement below). As of March 31, 2016, Liggett (and in certain cases Vector) had, on an individual basis, settled 174 Engle progeny cases for approximately $5,982 in the aggregate. Three of those settlements occurred in the first quarter of 2016.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Individual Actions
As of March 31, 2016, there were 37 Individual Actions pending against Liggett and, in certain cases, Vector, where one or more individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to secondary smoke and seek compensatory and, in some cases, punitive damages. These cases do not include the remaining Engle progeny cases or the individual cases pending in West Virginia state court as part of a consolidated action. The following table lists the number of Individual Actions by state:

State	Number of Cases
Florida	12
Maryland	12
New York	7
Louisiana	2
West Virginia	2
Missouri	1
Ohio	1
The plaintiffs’ allegations of liability in cases in which individuals seek recovery for injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, concealment, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, property damage, invasion of privacy, mental anguish, emotional distress, disability, shock, indemnity, violations of deceptive trade practice laws, the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including treble/multiple damages, medical monitoring, disgorgement of profits and punitive damages. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from state to state and jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.
Defenses raised in Individual Actions include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as “unclean hands” and lack of benefit, failure to state a claim and federal preemption.
Engle Progeny Cases
Engle Case. In May 1994, Engle was filed against Liggett and others in Miami-Dade County, Florida. The class consisted of all Florida residents who, by November 21, 1996, “have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarette smoking.” In July 1999, after the conclusion of Phase I of the trial, the jury returned a verdict against Liggett and other cigarette manufacturers on certain issues determined by the trial court to be “common” to the causes of action of the plaintiff class. The jury made several findings adverse to the defendants including that defendants’ conduct “rose to a level that would permit a potential award or entitlement to punitive damages.” Phase II of the trial was a causation and damages trial for three of the class plaintiffs and a punitive damages trial on a class-wide basis before the same jury that returned the verdict in Phase I. In April 2000, the jury awarded compensatory damages of $12,704 to the three class plaintiffs, to be reduced in proportion to the respective plaintiff’s fault. In July 2000, the jury awarded approximately $145,000,000 in punitive damages, including $790,000 against Liggett.
In May 2003, Florida’s Third District Court of Appeal reversed the trial court and remanded the case with instructions to decertify the class. The judgment in favor of one of the three class plaintiffs, in the amount of $5,831, was overturned as time barred and the court found that Liggett was not liable to the other two class plaintiffs.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

In July 2006, the Florida Supreme Court affirmed the decision vacating the punitive damages award and held that the class should be decertified prospectively, but determined that the following Phase I findings are entitled to res judicata effect in Engle progeny cases: (i) that smoking causes lung cancer, among other diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) that defendants concealed material information knowing that the information was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vi) that defendants sold or supplied cigarettes that were defective; and (vii) that defendants were negligent. The Florida Supreme Court decision also allowed former class members to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they filed their individual lawsuits by January 2008. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants. In October 2007, the United States Supreme Court denied defendants’ petition for writ of certiorari.
Pursuant to the Florida Supreme Court’s July 2006 ruling in Engle, which decertified the class on a prospective basis, and affirmed the appellate court’s reversal of the punitive damages award, former class members had until January 2008 in which to file individual lawsuits. As a result, Liggett and Vector, and other cigarette manufacturers, were sued in thousands of Engle progeny cases in both federal and state courts in Florida. Although Vector was not named as a defendant in the Engle case, it was named as a defendant in substantially all of the Engle progeny cases where Liggett was named as a defendant.
Engle Progeny Settlement. In October 2013, the Company entered into a settlement with approximately 4,900 Engle progeny plaintiffs and their counsel. Pursuant to the terms of the settlement, Liggett agreed to pay a total of approximately $110,000, with approximately $61,600 paid in a lump sum and the balance to be paid in installments over 14 years, starting in February 2015. In exchange, the claims of over 4,900 plaintiffs were dismissed with prejudice against Liggett and Vector. Due to the settlement, in 2013 the Company recorded a charge of $86,213, of which $25,213 is related to certain payments discounted to their present value using an 11% annual discount rate. The Company recorded a charge of $643 in the first quarter of 2015 for additional cases joining the settlement and the restructuring of certain payments related to several previously settled cases. The installment payments total approximately $48,000 on an undiscounted basis. The Company’s future payments will be approximately $3,400 per annum through 2028, with a cost of living increase beginning in 2021.
Notwithstanding the comprehensive nature of the Engle Progeny Settlement, approximately 255 plaintiffs’ claims remain outstanding. Therefore, Liggett and Vector may still be subject to periodic adverse judgments which could have a material adverse affect on the Company’s consolidated financial position, results of operations and cash flows.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

As of March 31, 2016, the following Engle progeny cases have resulted in judgments against Liggett:

Date	Case Name	County	Liggett Compensatory Damages (as adjusted) (1)	Liggett Punitive Damages	Status
June 2002	Lukacs v. R.J. Reynolds	Miami-Dade	$12,418	$—	Liggett satisfied the judgment and the case is concluded.
August 2009	Campbell v. R.J. Reynolds	Escambia	156	—	Liggett satisfied the judgment and the case is concluded.
March 2010	Douglas v. R.J. Reynolds	Hillsborough	1,350	—	Liggett satisfied the judgment and the case is concluded.
April 2010	Clay v. R.J. Reynolds	Escambia	349	1,000	Liggett satisfied the judgment and the case is concluded.
April 2010	Putney v. R.J. Reynolds	Broward	3,008	—
On June 12, 2013, the Fourth District Court of Appeal reversed and remanded the case for further proceedings regarding the amount of the award. Both sides sought discretionary review from the Florida Supreme Court. In February 2016, the Florida Supreme Court reinstated the jury's verdict. The defendants moved for clarification of that order, which was granted in March 2016. The court clarified that it reversed the district court's decision regarding the statute of repose only, leaving the remaining portions of the decision intact. The case will be remanded to the trial court for proceedings consistent with those portions of the district court's decision that were not reversed.

April 2011	Tullo v. R.J. Reynolds	Palm Beach	225	—	Liggett satisfied the judgment and other than an issue with respect to the calculation of interest on the judgment and the amount of costs owed by Liggett, the case is concluded.
January 2012	Ward v. R.J. Reynolds	Escambia	1	—	Liggett satisfied the merits judgment. Subsequently, the trial court entered a final judgment on attorneys' fees and costs for $981 and defendants appealed that judgment.
May 2012	Calloway v. R.J. Reynolds	Broward	1,530	—
A joint and several judgment for $16,100 was entered against R.J. Reynolds, Philip Morris, Lorillard and Liggett. On January 6, 2016, the Fourth District Court of Appeal reversed in part, including the $7,600 punitive damages award against Liggett, and remanded the case to the trial court for a new trial on certain issues. Both sides have moved for rehearing.

December 2012	Buchanan v. R.J. Reynolds	Leon	2,750	—
A joint and several judgment for $5,500 was entered against Liggett and Philip Morris. The court refused to reduce the award by decedent's comparative fault. Judgment was affirmed by the First District Court of Appeal, but the court certified an issue of conflict with another case. The defendants sought discretionary review by the Florida Supreme Court, which was declined in February 2016. The defendants are considering their appellate options.

May 2013	Cohen v. R.J. Reynolds	Palm Beach	—	—
In May 2013, the jury awarded compensatory damages in the amount of $2,055 and apportioned 10% of the fault to Liggett ($205). Defendants' motion seeking a new trial was granted by the trial court. Plaintiff appealed and defendants cross-appealed. Oral argument is scheduled for June 7, 2016.

August 2013	Rizzuto v. R.J. Reynolds	Hernando	3,479	—	Liggett settled its portion of the judgment for $1,500 and the case is concluded as to Liggett.
August 2014	Irimi v. R.J. Reynolds	Broward	—	—
In August 2014, the jury awarded compensatory damages in the amount of $3,123 and apportioned 1% of the fault to Liggett ($31). In January 2015, the trial court granted defendants' motion for a new trial. Plaintiff appealed.

October 2014	Lambert v. R.J. Reynolds	Pinellas	3,600	9,500	Liggett satisfied the judgment and the case is concluded.
November 2014	Boatright v. R.J. Reynolds	Polk	—	300
In November 2014, the jury awarded compensatory damages in the amount of $15,000 with 15% fault apportioned to plaintiff and 85% to Philip Morris.  The jury further assessed punitive damages against Philip Morris for $19,700 and Liggett for $300. Post trial motions were denied.  A joint and several judgment was entered in the amount of $12,750 on the compensatory damages. Judgment was further entered against Liggett for $300 in punitive damages. Defendants appealed and plaintiff cross-appealed.

June 2015	Caprio v. R.J. Reynolds	Broward	—	—
In February 2015, the jury answered certain questions on the verdict form, but were deadlocked as to others.  The jury returned a verdict of $559 in economic damages. The court entered a partial judgment and ordered a new trial on the remaining issues, including comparative fault and punitive damages.  Defendants appealed.

Total Damages Awarded:			28,866	10,800
Amounts accrued, paid or compromised:			(24,328)	(10,500)
Damages remaining on Appeal:			$4,538	$300
(1) Compensatory damages are adjusted to reflect the jury's allocation of comparative fault and only include Liggett's jury allocated share, regardless of whether a judgment was joint and several. The amounts listed above do not include attorneys' fees or statutory interest.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Through March 31, 2016, Liggett paid $35,416, including interest and attorneys' fees, to satisfy the judgments in the following Engle progeny cases: Lukacs, Campbell, Douglas, Clay, Tullo, Ward, Rizzuto and Lambert.
The Company’s current potential range of loss in the remaining cases on appeal is between $0 and $4,838 in the aggregate, plus interest and attorneys' fees, however, this is only an estimate and final damages in any case might increase as a result of pending appeals. In determining the range of loss, the Company considers potential settlements as well as future appellate relief. Except as disclosed elsewhere in this Note 6, the Company is unable to determine a range of loss related to the remaining Engle progeny cases. The Company's balance sheet as of March 31, 2016 contains an accrual of $4,323 for the Buchanan Engle progeny case. As cases proceed through the appellate process, the Company will consider accruals on a case-by-case basis if an unfavorable outcome becomes probable and the amount can be reasonably estimated.
Appeals of Engle Progeny Judgments. In December 2010, in the Martin case, a state court case against R.J. Reynolds, the First District Court of Appeal held that the trial court correctly construed the Florida Supreme Court’s 2006 decision in Engle in instructing the jury on the preclusive effect of the Phase I Engle findings. In July 2011, the Florida Supreme Court declined to review the First District Court of Appeal’s decision. In March 2012, the United States Supreme Court declined to review the Martin case, along with the Campbell case and two other Engle progeny cases. The Martin decision has led to additional adverse rulings by other state appellate courts.
In Jimmie Lee Brown, a state court case against R.J. Reynolds, the trial court tried the case in two phases. In the first phase, the jury determined that the smoker was addicted to cigarettes that contained nicotine and that his addiction was a legal cause of his death, thereby establishing he was an Engle class member. In the second phase, the jury determined whether the plaintiff established legal cause and damages with regard to each of the underlying claims. The jury found in favor of plaintiff in both phases. In September 2011, the Fourth District Court of Appeal affirmed the judgment entered in plaintiff’s favor and approved the trial court’s procedure of bifurcating the trial. The Fourth District Court of Appeal agreed with Martin that individual post-Engle plaintiffs need not prove conduct elements as part of their burden of proof, but disagreed with Martin to the extent that the First District Court of Appeal only required a finding that the smoker was a class member to establish legal causation as to addiction and the underlying claims. The Fourth District Court of Appeal held that in addition to establishing class membership, Engle progeny plaintiffs must also establish legal causation and damages as to each claim asserted.  In so finding, the Fourth District Court of Appeal’s decision in Jimmie Lee Brown is in conflict with Martin.
In Rey, a state court case, the trial court entered final summary judgment on all claims in favor of the Company, Vector and Lorillard based on what has been referred to in the Engle progeny litigation as the “Liggett Rule.” The Liggett Rule stands for the proposition that a manufacturer cannot have liability to a smoker under any asserted claim if the smoker did not use a product manufactured by that particular defendant. The Liggett Rule is based on the entry of final judgment in favor of Liggett/Brooke Group in Engle on all of the claims asserted against them by class representatives Mary Farnan and Angie Della Vecchia, even though the Florida Supreme Court upheld, as res judicata, the generic finding that Liggett/Brooke Group engaged in a conspiracy to commit fraud by concealment. In September 2011, the Third District Court of Appeal affirmed in part and reversed in part holding that the defendants were entitled to summary judgment on all claims asserted against them other than the claim for civil conspiracy. Defendants’ further appellate efforts were unsuccessful.
In Douglas, a state court case, the Second District Court of Appeal issued a decision affirming the judgment of the trial court in favor of the plaintiff and upholding the use of the Engle jury findings, but certified to the Florida Supreme Court the question of whether granting res judicata effect to the Engle jury findings violates defendants’ federal due process rights. In March 2013, the Florida Supreme Court affirmed the use of Engle jury findings and determined that there is no violation of the defendants’ due process rights. This was the first time the Florida Supreme Court addressed the merits of an Engle progeny case. In October 2013, the United States Supreme Court declined to review the decision and Liggett satisfied the judgment. To date, the United States Supreme Court has declined to review any Engle progeny decisions.
In Hess, a state court case, in April 2015, the Florida Supreme Court held that Engle defendants cannot raise a statute of repose defense to claims for concealment or conspiracy. Defendants' motion for rehearing was denied.
In April 2015, in Graham, a federal case, the Eleventh Circuit held that federal law impliedly preempts use of the res judicata Engle findings to establish claims for strict liability or negligence. In February 2016, the Eleventh Circuit Court of Appeals vacated the panel’s opinion and granted Plaintiff’s motion for rehearing en banc.  Defendant's filed a motion requesting that the court enter a briefing order directing the parties to address both implied preemption and whether the application of the Engle findings violates federal due process.  That motion was granted and briefing is underway.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Maryland Cases

Liggett is currently a defendant in 12 multi-defendant personal injury cases in Maryland that allege claims arising from asbestos and tobacco exposure.  Liggett along with other tobacco defendants have moved (or are in the process of moving) to dismiss the cases.  In the past, motions to dismiss have generally been successful, typically resulting in the dismissal without prejudice of the tobacco company defendants, including Liggett.  Recently, however, a Maryland intermediate appellate court ruled, in Stidham, et al. v. R. J. Reynolds Tobacco Company, et al., that dismissal of tobacco company defendants may not be appropriate where injury is asserted based on both asbestos and tobacco usage. Although Stidham is subject to further appellate review, and the scope of its holding is not yet known, it is possible that Liggett and other tobacco company defendants will not be dismissed from pending synergy exposure cases, and may be named as a defendant in asbestos-related personal injury actions in Maryland going forward, including approximately 20 additional synergy exposure cases currently pending in Maryland state court.

Liggett Only Cases

There are currently four cases pending where Liggett is the only remaining defendant. Three of these cases are Individual Actions and the fourth is an Engle progeny case. In November 2015, in Hausrath (NY state court), the court entered a case management order providing discovery deadlines. There has been no further activity in the other two Individual Actions. Cases where Liggett is the only defendant could increase as a result of the remaining Engle progeny cases.
Class Actions

As of March 31, 2016, three actions were pending for which either a class had been certified or plaintiffs were seeking class certification where Liggett is a named defendant. Other cigarette manufacturers are also named in these actions.
Plaintiffs’ allegations of liability in class action cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, nuisance, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violation of deceptive trade practice laws and consumer protection statutes and claims under the federal and state anti-racketeering statutes. Plaintiffs in the class actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief.
Defenses raised in these cases include, among others, lack of proximate cause, individual issues predominate, assumption of the risk, comparative fault and/or contributory negligence, statute of limitations and federal preemption.
In November 1997, in Young v. American Tobacco Co., a purported personal injury class action was commenced on behalf of plaintiff and all similarly situated residents in Louisiana who, though not themselves cigarette smokers, allege they were exposed to secondhand smoke from cigarettes that were manufactured by the defendants, including Liggett, and suffered injury as a result of that exposure. The plaintiffs seek to recover an unspecified amount of compensatory and punitive damages. No class certification hearing has been held. In 2013, plaintiffs’ filed a motion to stay the case and that motion was granted.
In February 1998, in Parsons v. AC & S Inc., a purported class action was commenced on behalf of all West Virginia residents who allegedly have personal injury claims arising from exposure to cigarette smoke and asbestos fibers. The complaint seeks to recover $1,000 in compensatory and punitive damages individually and unspecified compensatory and punitive damages for the class. The case is stayed due to the December 2000 bankruptcy of three of the defendants.
Although not technically a class action, in In Re: Tobacco Litigation (Personal Injury Cases), a West Virginia state court consolidated approximately 750 individual smoker actions that were pending prior to 2001 for trial of certain "common" issues. Liggett was severed from trial of the consolidated action. After two mistrials, in May 2013, the jury rejected all but one of the plaintiffs' claims, finding in favor of plaintiffs on the claim that ventilated filter cigarettes between 1964 and July 1, 1969 should have included instructions on how to use them. The issue of damages was reserved for further proceedings. The court entered judgment in October 2013, dismissing all claims except the ventilated filter claim. The judgment was affirmed on appeal and remanded to the trial court for further proceedings. In April 2015, the plaintiffs filed a petition for writ of certiorari to the United States Supreme Court which subsequently declined review. In July 2015, the trial court ruled on the scope of the ventilated filter claim and determined that only 30 plaintiffs have potentially viable claims against the non-Liggett defendants, which may be pursued in a second phase of the trial. The court intends to try the claims of these plaintiffs in six consolidated trials, each with five plaintiffs. The trial court set the first date for

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

the consolidated trials for January 9, 2017. With respect to Liggett, the trial court requested that Liggett and plaintiffs brief whether any claims against Liggett survive given the outcome of the first phase of the trial. On May 23, 2016, the court ruled that the Phase I case may proceed against Liggett. Liggett intends to seek appellate review of this decision. It is estimated that Liggett could be a defendant in less than 25 of the remaining individual cases.
In addition to the cases described above, numerous class actions remain certified against other cigarette manufacturers including cases alleging, among other things, that use of the terms “lights” and “ultra lights” constitutes unfair and deceptive trade practices. Adverse decisions in these cases could have a material adverse affect on Liggett’s sales volume, operating income and cash flows.
Health Care Cost Recovery Actions
As of March 31, 2016, one Health Care Cost Recovery Action was pending against Liggett, Crow Creek Sioux Tribe v. American Tobacco Company, a South Dakota case filed in 1997, where the plaintiff seeks to recover damages based on various theories of recovery as a result of alleged sales of tobacco products to minors. The case is inactive. Other cigarette manufacturers are also named as defendants.
The claims asserted in health care cost recovery actions vary, but can include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO. Although no specific damage amounts are typically pleaded, it is possible that requested damages might be in the billions of dollars. In these cases, plaintiffs typically assert equitable claims that the tobacco industry was “unjustly enriched” by their payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Relief sought by some, but not all, plaintiffs include punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.
Department of Justice Lawsuit
In September 1999, the United States government commenced litigation against Liggett and other cigarette manufacturers in the United States District Court for the District of Columbia. The action sought to recover an unspecified amount of health care costs paid and to be paid by the federal government for lung cancer, heart disease, emphysema and other smoking-related illnesses allegedly caused by the fraudulent and tortious conduct of defendants, to restrain defendants and co-conspirators from engaging in alleged fraud and other allegedly unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. Claims were asserted under RICO.
In August 2006, the trial court entered a Final Judgment against each of the cigarette manufacturing defendants, except Liggett. In May 2009, the United States Court of Appeals for the District of Columbia affirmed most of the district court’s decision. The United States Supreme Court denied review. As a result, the cigarette manufacturing defendants, other than Liggett, are now subject to the trial court’s Final Judgment which ordered the following relief: (i) an injunction against “committing any act of racketeering” relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against “making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States’ public and that misrepresents or suppresses information concerning cigarettes”; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including “lights,” “ultra lights,” and “low tar,” which the court found could cause consumers to believe one cigarette brand is less hazardous than another brand; (v) the issuance of “corrective statements” in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking “low tar” or “lights” cigarettes, defendants’ manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure of defendants’ public document websites and the production of all documents produced to the government or produced in any future court or administrative action concerning smoking and health; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedules as defendants now follow in disclosing such data to the Federal Trade Commission for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette business within the United States;

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

and (ix) payment of the government’s costs in bringing the action. In June 2014, the court approved a consent agreement between the defendants and the Department of Justice regarding the “corrective statements” to be issued by the defendants. In May 2015, the court of appeals issued an opinion on the legality of the "corrective statements," affirming them in part and reversing them in part. The implementation of the “corrective statements” is uncertain as proceedings are ongoing.
It is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise results in restrictions that adversely affect the industry, Liggett’s sales volume, operating income and cash flows could be materially adversely affected.
Upcoming Trials
As of March 31, 2016, there were 15 Engle progeny cases scheduled for trial through March 31, 2017, where Liggett (and/or Vector) is a named defendant. Trial dates are, however, subject to change.
MSA and Other State Settlement Agreements
In March 1996, March 1997 and March 1998, Liggett entered into settlements of smoking-related litigation with 45 states and territories. The settlements released Liggett from all smoking-related claims made by those states and territories, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.
In November 1998, Philip Morris, R.J. Reynolds and two other companies (the “Original Participating Manufacturers” or “OPMs”) and Liggett (together with any other tobacco product manufacturer that becomes a signatory, the “Subsequent Participating Manufacturers” or “SPMs”) (the OPMs and SPMs are hereinafter referred to jointly as the “Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the “Settling States”) to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State.
As a result of the MSA, the Settling States released Liggett from:
•all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and
•all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.
The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.
The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.
Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions including a "Non-Participating Manufacturers Adjustment" or "NPM Adjustment"). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Liggett has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 1.65% of total cigarettes sold in the United States. Liggett's domestic shipments accounted for 2.47% of the total cigarettes sold in the United States in 2015. If Liggett’s market share exceeds its market share exemption in a given year, then on April 15 of the following year, Liggett must pay on each excess unit an amount equal (on a per-unit basis) to that due from the OPMs for that year. On December 30, 2015, Liggett pre-paid $58,000 of their approximate $61,800 2015 MSA obligation, the balance of which was paid in April 2016.
Certain MSA Disputes
NPM Adjustment.  Liggett contends it is entitled to an NPM Adjustment for each year from 2003 - 2015. The NPM Adjustment is a potential adjustment to annual MSA payments, available when the Participating Manufacturers suffer a market share loss to NPMs for a particular year and an economic consulting firm selected pursuant to the MSA determines that the MSA was a “significant factor contributing to” that loss. A Settling State that has “diligently enforced” its qualifying escrow statute in the year in question may be able to avoid its allocable share of the NPM Adjustment. For 2003 - 2015, Liggett disputed that it owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Liggett either paid subject to dispute, withheld payment or paid into a disputed payment account, the amounts associated with these NPM Adjustments.
The two requirements for application of the NPM Adjustment, a market share loss and a finding or agreement that the MSA was a significant factor in that loss, have been satisfied, and the Participating Manufacturers are engaged in disputes with certain of the Settling States over whether they diligently enforced their respective escrow statutes in each of the years at issue. After several years of litigation over whether the MSA’s arbitration clause required a multistate arbitration of the NPM Adjustment dispute, 48 of 49 state courts ultimately compelled the states to participate in a single, multistate arbitration of the 2003 NPM Adjustment. Notwithstanding, many states continued to refuse to arbitrate and agreed to do so only after the Participating Manufacturers agreed to a 20% reduction in their 2003 NPM Adjustment claims.
The arbitration for the 2003 NPM Adjustment began in June 2010. During the proceedings, the Participating Manufacturers decided not to contest the diligent enforcement of 16 states, with a combined allocable share of approximately 14%.
While the 2003 arbitration was underway, the Participating Manufacturers entered into a term sheet with 22 states settling the NPM Adjustment for 2003 - 2012 and agreeing to terms to address the NPM Adjustment with respect to those states for future years. The parties have been working towards converting the term sheet into a final settlement agreement.
The Participating Manufacturers continued to contest the diligence of 15 states relating to the 2003 NPM Adjustment. In September 2013, the panel found that six of those states did not diligently enforce their MSA escrow statutes in 2003.
Two of the states found non-diligent, Kentucky and Indiana, agreed to settle the dispute and enter into the term sheet described above.
The remaining four non-diligent states pursued motions in their respective state courts seeking to vacate or reduce the amount of the arbitration award. The Pennsylvania and Maryland courts refused to vacate the award but reduced the recovery by approximately 50% and state court appellate proceedings are now exhausted. The remaining two challenges to the 2003 arbitration award, in Missouri and New Mexico, remain pending in state court. In Missouri, the appellate court reversed the trial court, which had reduced the arbitration award, and reinstated the full award. The Missouri Supreme Court granted a discretionary appeal of that decision, but proceedings are currently stayed pending a possible settlement with Missouri, described below. There has been no decision in New Mexico.
In October 2015, substantially all of the Participating Manufacturers settled the NPM Adjustment dispute with the state of New York for 2004 - 2014 and agreed to a mechanism for potential future credits against the Participating Manufacturers' MSA payments for 2015 forward.
In February 2016, Missouri agreed to join the settlement, bringing the total number of states that joined the settlement to 25.  Missouri’s joinder in the settlement will become effective, and its challenge to the arbitration award will be dismissed, only if Missouri enacts certain legislation related to the MSA’s escrow statute by June 3, 2016.
As a result of the settlements and arbitration award described above, Liggett reduced cost of sales in the aggregate by $20,913 for years 2013 - 2015. Liggett maybe entitled to further adjustments for 2015 forward. The remaining NPM Adjustment accrual of approximately $18,600 at March 31, 2016 relates to the disputed amounts Liggett withheld from the non-settling states for 2004 - 2010, which may be subject to payment, with interest, if Liggett loses the disputes for those years. Following release of previously disputed amounts to the state of New York as part of the October 2015 settlement,

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

it is anticipated there will be approximately $21,000 remaining in the disputed payments accounts relating to Liggett's 2011- 2014 NPM Adjustment disputes with the non-settling states.
Disputes over the NPM Adjustments for 2004-2014 remain to be arbitrated with the states that have not joined the settlement. The arbitration panel for the 2004 NPM Adjustment dispute has been selected and that proceeding has commenced.
“Gross” v. “Net” Calculations.  In October 2004, the independent auditor notified all Participating Manufacturers that their payment obligations under the MSA, dating from the agreement’s execution in late 1998, had been recalculated using “net” units, rather than “gross” units (which had been used since 1999). Liggett objected to this retroactive change and disputed the change in methodology.
In December 2012, the parties arbitrated the dispute. In February 2013, the arbitrators ruled that the independent auditor was precluded from recalculating Liggett’s grandfathered market share (“GFMS”) exemption. The arbitrators further ruled that, for purposes of calculating Liggett’s payment obligations, Liggett’s market share, calculated on a net basis, should be increased by a factor of 1.25%. Liggett filed a motion seeking correction of the part of the arbitrators’ decision that would require the 1.25% increase in Liggett’s market share. The states opposed Liggett’s motion.
In October 2014, the panel issued a Corrected Final Award that eliminated the 1.25% adjustment increase. The panel further determined that the independent auditor shall compute Liggett’s market share for all years after 2000 on a “net” basis, but adjust that computation to approximate “gross” market share by using actual returned product data for each year. In July 2015, the independent auditor issued calculations, purportedly based on the Corrected Final Award, which indicated that Liggett owed approximately $16,000 for years 2001 - 2013. In March 2016, the independent auditor issued revised calculations indicating that Liggett owed approximately $6,600 for years 2001 - 2013. Based on these revised calculations Liggett is fully accrued for this matter although Liggett continues to dispute the independent auditor’s calculation.
Other State Settlements.  The MSA replaced Liggett’s prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. Each of these four states, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies, separate from those settlements reached previously with Liggett. Except as described below, Liggett’s agreements with these states remain in full force and effect. These states’ settlement agreements with Liggett contained most favored nation provisions which could reduce Liggett’s payment obligations based on subsequent settlements or resolutions by those states with certain other tobacco companies. Beginning in 1999, Liggett determined that, based on settlements with United States Tobacco Company, Liggett’s payment obligations to those four states were eliminated. With respect to all non-economic obligations under the previous settlements, Liggett believes it is entitled to the most favorable provisions as between the MSA and each state’s respective settlement with the other major tobacco companies. Therefore, Liggett’s non-economic obligations to all states and territories are now defined by the MSA.
In 2003, as a result of a dispute with Minnesota regarding its settlement agreement, Liggett agreed to pay $100 a year in any year cigarettes manufactured by Liggett are sold in that state. The Attorneys General for Florida, Mississippi and Texas previously advised Liggett that they believed that Liggett had failed to make payments under the respective settlement agreements with those states. In 2010, Liggett settled with Florida and agreed to pay $1,200 and to make further annual payments of $250 for a period of 21 years, starting in March 2011, with the payments from year 12 forward being subject to an inflation adjustment. These payments are in lieu of any other payments allegedly due to Florida.
On January 12, 2016, the Attorney General for Mississippi commenced an action against Liggett in state court in Jackson County, Mississippi (Chancery Division) to enforce the settlement agreement among Liggett, Mississippi and several other states, alleging that Liggett is liable to Mississippi for at least $22,000 plus attorneys' fees and punitive damages. Liggett has not yet formally appeared or served responsive papers in the action, but denies the claims and intends to litigate the asserted claims. There can be no assurance that Liggett will be able to resolve the matters with Texas or Mississippi or that Liggett will not be required to make additional payments which could adversely affect the Company’s consolidated financial position, results of operations and cash flows.
Cautionary Statement
Management is not able to reasonably predict the outcome of the litigation pending or threatened against Liggett or Vector. Litigation is subject to many uncertainties. Liggett has been found liable in multiple Engle progeny cases and Individual Actions, several of which were affirmed on appeal and satisfied by Liggett. It is possible that other cases could be decided

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

unfavorably against Liggett and that Liggett will be unsuccessful on appeal. Liggett may attempt to settle particular cases if it believes it is in its best interest to do so.
Management cannot predict the cash requirements related to any future defense costs, settlements or judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. An unfavorable outcome of a pending smoking-related case could encourage the commencement of additional litigation. Except as discussed in this Note 6, management is unable to estimate the loss or range of loss that could result from an unfavorable outcome of the cases pending against Liggett or the costs of defending such cases and as a result has not provided any amounts in its consolidated financial statements for unfavorable outcomes.
The tobacco industry is subject to a wide range of laws and regulations regarding the marketing, sale, taxation and use of tobacco products imposed by local, state and federal governments. There have been a number of restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional litigation or legislation.
It is possible that the Company’s consolidated financial position, results of operations and cash flows could be materially adversely affected by an unfavorable outcome in any of the smoking-related litigation.
The activity in Liggett's accruals for the MSA and tobacco litigation for the three months ended March 31, 2016 were as follows:

	Current Liabilities			Non-Current Liabilities
	Payments due under Master Settlement Agreement	Litigation Accruals	Total	Payments due under Master Settlement Agreement	Litigation Accruals	Total
Balance at January 1, 2016	$15,945	$22,904	$38,849	$18,608	$24,718	$43,326
Expenses	8,158	2,504	10,662	—	—	—
Change in MSA obligations capitalized as inventory	(447)	—	(447)	—	—	—
Payments	—	(21,171)	(21,171)	—	—	—
Reclassification from non-current liabilities	—	3,252	3,252	—	(3,252)	(3,252)
Interest	36	197	233	—	568	568
Balance at March 31, 2016	$23,692	$7,686	$31,378	$18,608	$22,034	$40,642
The activity in Liggett's accruals for the MSA and tobacco litigation for the three months ended March 31, 2015 were as follows:

	Current Liabilities			Non-Current Liabilities
	Payments due under Master Settlement Agreement	Litigation Accruals	Total	Payments due under Master Settlement Agreement	Litigation Accruals	Total
Balance at January 1, 2015	$18,356	$3,149	$21,505	$24,003	$25,700	$49,703
Expenses	16,226	1,115	17,341	—	(195)	(195)
Change in MSA obligations capitalized as inventory	261	—	261	—	—	—
Payments	—	(4,295)	(4,295)	—	—	—
Reclassification from non-current liabilities	—	3,305	3,305	—	(3,305)	(3,305)
Interest on withholding	—	89	89	—	638	638
Balance at March 31, 2015	$34,843	$3,363	$38,206	$24,003	$22,838	$46,841

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Other Matters:
Liggett’s management is unaware of any material environmental conditions affecting its existing facilities. Liggett’s management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material affect on the capital expenditures, results of operations or competitive position of Liggett.
Liggett Vector Brands entered into an agreement with a subsidiary of the Convenience Distribution Association to support a program to permit certain tobacco distributors to secure, on reasonable terms, tax stamp bonds required by state and local governments for the distribution of cigarettes. Under the agreement, Liggett Vector Brands has agreed to pay a portion of losses incurred by the surety under the bond program, with a maximum loss exposure of $500. Liggett's management believes the fair value of the obligation of Liggett Vector Brands under the agreement was immaterial at March 31, 2016 and, thus, has not established a liability for such amount.
Management is of the opinion that the liabilities, if any, resulting from other proceedings, lawsuits and claims pending against the Company and certain of its consolidated subsidiaries unrelated to tobacco product liability should not materially affect Liggett's condensed consolidated financial position, results of operations or cash flows.

7.     Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities
Level 3: Unobservable inputs

The carrying value of cash and cash equivalents reported in the consolidated balance sheets approximate its fair value and are considered Level 1 in the fair value hierarchy.

Restricted assets are primarily certificates of deposit and supersedeas bonds posted in connection with appeals of judgments. The fair value of the bonds and certificates of deposit is based on the discounted value of contractual cash flows.

The carrying amount of borrowings outstanding under the variable rate revolving credit facility and other long-term debt is a reasonable approximation of fair value as determined under Level 2 of the Fair Value Hierarchy, based upon estimated current borrowing rates for loans with similar terms and maturities. The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions as well as estimation methodologies may have a material effect on the estimated fair values.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

	Fair Value Measurements as of March 31, 2016
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
Description	Total	(Level 1)	(Level 2)
Financial assets:
Cash and cash equivalents	$6,868	$6,868	$—
Restricted assets	21,142	—	21,142
Total	$28,010	$6,868	$21,142
Financial liabilities:
Notes payable and long-term debt	$32,678	—	$32,678
Total	$32,678	$—	$32,678

	Fair Value Measurements as of December 31, 2015
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
Description	Total	(Level 1)	(Level 2)
Financial assets:
Cash and cash equivalents	$377	$377	$—
Restricted assets	18,129	—	18,129
Total	$18,506	$377	$18,129
Financial liabilities:
Notes payable and long-term debt	$16,246	—	$16,246
Total	$16,246	$—	$16,246

8.    Restructuring
The following table presents the activity under the restructuring plan of Liggett Vector Brands for the three months ended March 31, 2016:

	Employee Severance and Benefits	Contract Termination/Exit Costs	Other	Total
Accrual balance as of January 1, 2016	$422	$48	$20	$490
Restructuring charges	—	41	—	41
Utilized	(191)	(89)	(20)	(300)
Accrual balance as of March 31, 2016	$231	$—	$—	$231

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

9.    Related Party Transactions

Liggett is a party to an agreement with Vector to provide various management and administrative services to Liggett in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in monthly installments. The management fee is based on costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, employee benefits and other services and incentives Vector provides to the Company. The charges for services under this agreement were $441 for the three months ended March 31, 2016 and 2015, respectively.

Liggett has also entered into an annually renewable Corporate Services Agreement with Vector wherein Vector agreed to provide corporate services to Liggett at an annual fee paid in monthly installments. Corporate services provided by VGR under this agreement include the provision of administrative services related to Liggett’s participation in its parent company’s multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement were $2,096 and $ 1,996 for the three months ended March 31, 2016 and 2015, respectively.

Liggett incurred additional expenses of approximately $988 and $340 for the three months ended March 31, 2016 and 2015, respectively, for transactions with Vector, which primarily reflect reimbursements of amounts paid on behalf of Liggett Vector Brands. Liggett received reimbursements from Vector of approximately $0 and $512 for the three months ended March 31, 2016 and 2015, respectively, for transactions with Vector, which primarily reflects reimbursements of amounts paid on behalf of Vector.

The fees and charges may not reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone company for the three months ended March 31, 2016 and 2015, would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees, and strategic decisions made in areas such as information technology systems and infrastructure.

On January 1, 2011, Liggett entered into a four-year updated manufacturing agreement with Vector Tobacco Inc. ("Vector Tobacco"), an indirect wholly-owned subsidiary of the Parent, with subsequent automatic renewal for successive one year terms beginning on January 1, 2016 unless terminated by either party. Vector Tobacco is engaged in the manufacture and sale of conventional cigarettes in the United States through their USA, Silver Eagle, and Eagle 20 brands. Pricing is set forth in the agreement based on previously determined standard costs, and invoices are sent to Vector Tobacco on a weekly basis under the agreement. For the three months ended March 31, 2016 and 2015, Liggett manufactured approximately 346.8 million and 360.5 million cigarettes of Vector Tobacco brands, respectively, and recognized revenues of $23,280 and $24,890, respectively. Revenues less costs of goods sold was $530 and $613, respectively.

Liggett Vector Brands coordinates and executes the sales, marketing and manufacturing efforts along with certain support functions under the terms of contracts with Vector Tobacco and Zoom E-Cigs LLC ("Zoom"), companies under common control. The Vector Tobacco contract expires on December 31, 2017, subject to annual renewal. The Zoom contract expires on December 31, 2018, subject to annual renewal. In conjunction with the duties performed at Liggett Vector Brands, a portion of its sales, marketing, manufacturing, distribution, and administrative expenses have been allocated to Vector Tobacco and Zoom. Liggett Vector Brands recognized revenue of $1,000, for each of the three months ended March 31, 2016 and 2015 for the services provided to Vector Tobacco. Liggett Vector Brands recognized revenue of $0 and $500, respectively for each of the three months ended March 31, 2016 and 2015 for the services provided to Zoom. Selling, general and administrative expenses have been reduced by $1,000 and $1,500, for each of the three months ended March 31, 2016 and 2015.

As of March 31, 2016 and December 31,2015 , Liggett has a net receivable from Vector Tobacco totaling $143 and $3,546, respectively. This overall net receivable position is related primarily to the manufacturing agreement between Liggett and Vector Tobacco.

The remaining intercompany payables of $369 and $588 at March 31, 2016 and December 31, 2015, respectively, relate primarily to transactions with Vector.

Liggett Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(in thousands of dollars)
(Unaudited)

Liggett is party to a tax sharing agreement with Vector and certain other entities pursuant to which Liggett will pay taxes on an estimated basis to Vector as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement and is required to fund underpayments. Liggett paid $10,000 and $6,000, to Vector under this tax sharing agreement in the three months ended March 31, 2016 and 2015, respectively. At March 31, 2016 and December 31, 2015, respectively, Liggett had a payable balance of $5,790 and a receivable balance of $4,984 related to tax payments to Vector shown as income taxes payable and income taxes receivable in the condensed consolidated balance sheets.

Related party (payables)/receivables consisted of the following current balances:

	March 31, 2016	December 31, 2015
Due from Vector Tobacco	$143	$3,546
Due to Zoom	(54)	(2)
Due to Vector	(315)	(586)

7.75% Senior Secured Notes due 2021

As of March 31, 2016, Vector had $600,000 of principal outstanding of its Senior Secured Notes. On May 9, 2016, Vector completed the sale of $235,000 principal amount of its 7.75% Senior Secured Notes due 2021 (the “New Notes”) for a price of 103.5% in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

The Senior Secured Notes are guaranteed, subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of Vector that are engaged in the conduct of Vector’s cigarette businesses, including Liggett. Liggett's condensed consolidated balance sheets, condensed consolidated statements of operations, and condensed consolidated statements of member's investment as of March 31, 2016 and December 31, 2015, and for the three months ended March 31, 2016 and March 31, 2015, do not reflect any amounts related to these Senior Secured Notes.

Liggett's cash flows from operations may be utilized to fund the interest and debt obligation of the Senior Secured Notes and New Notes via distributions by Liggett to VGR to Vector.

Additional Parent Company Notes

As of March 31, 2016, Vector's net debt, in addition to the Senior Secured Notes, including debt issuance costs, was $261,175 (face amount $488,750). The majority of the payments on this $488,750 may be funded by Vector's tobacco operations, including those of Liggett.

In addition to the Senior Secured Notes, the Company may have to fund certain future income tax liabilities of Vector.